Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	October 31, 2024
Eldorado Gold Reports Q3 2024 Financial and Operational Results; Tightens 2024 Operating Guidance

VANCOUVER, BC - Eldorado Gold Corporation (“Eldorado” or “the Company”) today reports the Company’s financial and operational results for the third quarter of 2024. For further information, please see the Company’s Consolidated Financial Statements and Management’s Discussion and Analysis ("MD&A") filed on SEDAR+ at www.sedarplus.com under the Company’s profile.

Third Quarter 2024 Highlights

Operations
•Gold production: 125,195 ounces were produced in the quarter. Production increased 3% from Q3 2023, reflecting increased gold production of 13% at Olympias due to higher gold grades processed and 10% at Kisladag as a result of increased heap leach inventory drawdown.
•Gold sales: 123,828 ounces at an average realized gold price per ounce sold1 of $2,492. Gold sales increased 4% from Q3 2023 primarily as a result of increased production at Olympias and Kisladag.
•Production costs: $141.2 million in Q3 2024, compared to $115.5 million in Q3 2023. The increase was due primarily to higher sales volumes, as well as higher cash costs, the latter impacted by higher royalty expense due to higher gold sales and higher gold price, as well as increases in labour costs.
•Total cash costs1: $953 per ounce gold sold compared to $794 per ounce gold sold in Q3 2023, with the increases primarily due to higher royalties (driven by higher gold prices) and higher labour costs.
•All-in sustaining costs ("AISC")1: $1,335 per ounce sold compared to $1,177 per ounce sold in Q3 2023, with the increase due to higher total cash costs combined with higher sustaining capital.
•Total capital expenditures: $158.1 million, including $82.7 million of growth capital1 invested at Skouries, with activity focused on infrastructure construction. Growth capital at the operating mines totalled $39.0 million and was primarily related to Kisladag for continued waste stripping, construction of the North Heap Leach Pad and related infrastructure.
•Production and cost outlook: The Company is tightening its 2024 guidance for gold production, costs, depreciation and capital expenditure, reflecting updated full-year expectations given the operational and financial performance to date. Gold production is expected to be 505,000 to 530,000 ounces, from 505,000 to 555,000 ounces. Total cash costs per ounce sold is expected to be $910 to $940 per ounce sold, from $840 to $940 per ounce sold, primarily due to lower production and increased royalties in Greece and Turkiye related to higher gold price. AISC per ounce sold is expected to be $1,260 to $1,290 per ounce sold, from $1,190 to $1,290 per ounce sold, primarily due to higher total cash costs, partially offset by lower sustaining capital expenditure.

Financial
•Revenue: $331.8 million in Q3 2024, an increase of 36% from $244.8 million in Q3 2023, primarily due to the higher averaged realized gold price and higher sales volumes.
•Net cash generated from operating activities from continuing operations: $180.9 million compared to $108.1 million in Q3 2023, primarily due to higher revenue, partially offset by higher cash costs.
1 These financial measures or ratios are non-IFRS financial measures or ratios. Certain additional disclosure for non-IFRS financial measures and ratios have been incorporated by reference and additional detail can be found at the end of this press release and in the section 'Non-IFRS and Other Financial Measures and Ratios' in the Company's September 30, 2024 MD&A.

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•Cash flow from operating activities before changes in working capital2: $166.5 million compared to $97.5 million in Q3 2023, primarily due to higher revenue, partially offset by higher cash costs.
•Cash, cash equivalents and term deposits: $676.6 million, as at September 30, 2024 as compared to $595.1 million as at June 30, 2024, with the cash increase attributable to strong operating cashflows combined with the planned Skouries Term Facility drawdown, partially offset by the significant investing activities, particularly at Skouries.
•Net earnings (loss) attributable to shareholders from continuing operations: $101.1 million, or $0.49 per share, compared to $6.6 million loss or $0.03 loss per share in Q3 2023, with the increase driven by higher revenue.
•Adjusted net earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA")2: $169.0 million compared to $108.7 million in Q3 2023, with the increase driven by higher revenue, partially offset by the adjustment of a gain on recognition of deferred consideration.
•Adjusted net earnings2: $71.0 million or $0.35 per share compared to $35.0 million or $0.17 per share in Q3 2023. Adjustments in Q3 2024 include a $33.1 million unrealized loss on derivative instruments, a $50.1 million gain on recognition of deferred consideration net of tax impacts related to commercial production being declared at the Tocantinzinho Mine, which was divested to G Mining Ventures in 2021, and a $15.3 million gain on foreign exchange due to the translation of deferred tax balances and Turkiye inflation accounting.
•Free cash flow2: Negative $4.8 million in Q3 2024 compared to negative $19.3 million in Q3 2023, with the increase in higher operating cash flow, primarily due to the higher average realized gold price and higher sales volumes, partially offset by continued investment at Skouries.
•Free cash flow excluding Skouries2: $98.3 million in Q3 2024 compared to $37.3 million in Q3 2023, with the increase driven by higher operating cash flow, primarily due to the higher average realized gold price and higher sales volumes.
•Project Facility: Drawdowns on the Skouries Term Facility during Q3 2024 totalled €83.7 million and year to date as at September 30, 2024 totalled €201.8 million.
Corporate
“As gold prices reached record highs during the quarter we continued to realize margin expansion and strong cash flow generation across our operations,” said George Burns, President and Chief Executive Officer. “Free cash flow before Skouries investment totalled $98.3 million.”
“At Olympias, we successfully concluded the CBA negotiations and reached a mutually beneficial agreement with the union workforce in early August. This three-year agreement combined with increased productivity in our underground operations, and as contemplated in our guidance, supports the 650ktpa expansion, an increase from 500ktpa, positioning Olympias for long-term profitability over its current mine life of 15 years. In Canada, at Lamaque, progress continued on the Ormaque bulk sample. We have begun stockpiling material ahead of processing it through the mill in the fourth quarter and remain on track to declare an inaugural reserve later this year.”
“At Kisladag, we encountered a few operational challenges including lower tonnes stacked, slightly lower recovery and a longer leach cycle than planned. Throughout the quarter, we implemented a number of improvements to address these issues. This included improving the stacking sequence where we have started to see positive results. In addition, we have begun to see improved solution management through various innovative methods that are being deployed to help draw down the gold inventory.”
“Production reached 364,625 ounces in the first nine months of the year, an increase of 7% compared to 2023, and 12% compared to 2022, respectively. We are on track to meet our 2024 production and cost guidance. We have tightened the gold production range to between 505,000 to 530,000 ounces. As gold prices hit record highs in the third quarter, we continued to experience increased royalty costs, which has impacted our overall costs, and we expect full year all-in sustaining costs to be near the upper end of guidance of between $1,260 and $1,290 per ounce."
2 These financial measures or ratios are non-IFRS financial measures or ratios. Certain additional disclosure for non-IFRS financial measures and ratios have been incorporated by reference and additional detail can be found at the end of this press release and in the section 'Non-IFRS and Other Financial Measures and Ratios' in the Company's September 30, 2024 MD&A.

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"Our transformational Skouries project continues to track on budget and on schedule with first production expected in the third quarter of 2025. Solid progress was made during the third quarter, with overall project completion currently at 79%. As anticipated, the contract was awarded for the steel and mechanical installations for the filter building during the quarter, which is part of the critical path. Thus far the construction workforce productivity is slightly beating our assumptions. With approximately 1,000 personnel working, we are making steady progress towards our year-end target of 1,300. Our focus once we have the additional personnel onsite will turn to integrating them at our assumed productivity levels to maintain the schedule and budget. We are managing this closely and taking proactive measures to mitigate potential challenges in a tight construction labour market. To view the progress see our Q3 2024 progress update video linked below."
Q3 2024 progress update video link: https://youtu.be/js0MxV8Dgdo
Skouries Highlights
Growth capital invested totalled $82.7 million in Q3 2024 and $227.1 million during the nine months ended September 30, 2024. At September 30, 2024, the growth capital invested towards the overall capital estimate of $920 million totalled $411.9 million.
In 2024, the expected capital spend has been lowered to between $350 and $380 million from the original guidance of $375 and $425 million. The lowered capital is not expected to impact first production as it is primarily related to rescheduled work that has been shifted to a later phase of the project that is not on the critical path, and reflects a slower than expected ramp-up of contractor mobilization during the first three quarters of 2024.
First production of the copper-gold concentrate is expected in Q3 2025, with expected 2025 gold production of 50,000 to 60,000 ounces and copper production of 15 to 20 million pounds.The project remains on track for commercial production at the end of 2025.
Table 1: Skouries Project – Project Expenditures (January 1, 2023 to September 30, 2024)

Millions of US$	As of September 30, 2024
Total capital estimate	$920
Expenditures incurred since project restart	412
Remaining spend	508
Committed expenditures - including expenditures incurred	788
Uncommitted expenditures	132

Construction Activities
Overall construction progress is 79% when including the first phase of construction.
Work continues to advance on the filtered tailings building which is on the critical path. In September, the first contract for the filtered tailings building was awarded for the structure and mechanical installations. For efficiency, the contract was split into two components:
1)filtered tailings building structure and mechanical installations, and
2)piping, electrical and instrumentation.
Piling has been completed for the filtered tailings building and concrete work is progressing to enable construction of the structural steel. With three active drills on site, the piles for the filtered tailings facility ancillary buildings continue to progress. To date, 388 piles have been completed out of a total of 871. As previously announced, the fabricated frames for the filter press plates arrived on site during Q2 2024, and all filter press components have now been delivered to site.

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Primary Crusher Building
Progress continued to advance on the foundation construction of the primary crusher with retaining walls and stabilized excavations nearing completion. Construction of the crusher building structure will commence in November.
Process plant
Work in the process plant continues to progress. Re-lining of the flotation tanks was completed as planned and structural and mechanical work is in progress. Off-site pipe spool fabrication continues and delivery of high-density polyethylene piping to site has commenced. Scaffolding is advancing to support electrical cable tray and piping installations and the contractor continues to ramp up to support increasing levels of activity. Work has also commenced on support infrastructure including the process control room building, process plant sub-station, water pump station, lime plant, air blowers building, compressor building and flotation reagent areas.
Thickeners
Construction of the three thickeners progressed on plan during the quarter. Major concrete pours are complete for the foundations of the first two thickeners. Support columns are complete on the first thickener and over 50% complete for the second thickener. Construction of the third thickener will start in Q4 2024 following completion of the first thickener.
Integrative Extractive Waste Management Facility (the "IEWMF")
During Q3 2024, construction continued to progress at the coffer dam site with excavation of the spillway and foundation preparation. By the end of 2024, the Company expects to have completed the first of two water management ponds, coffer dam and significantly advanced the earthworks. Work continues to progress with foundation preparation for the KL Embankment (tailings embankment) and the fill placement for water management pond 2 has advanced on plan for completion at year end. Excavations for water management pond 1 continue and development of the low-grade ore stockpile advanced with foundation preparation, drain construction and fill placement.
Underground Development
Progress has been made on the underground with expansion of the underground services for water management, ventilation and electrical distribution. Approximately 70% of the equipment and operator licenses have been received to date and development mining is ramping up. Access to the test stopes is advancing at the upper level as planned and the priority for the balance of the year is to advance the main decline and gain access to the bottom elevations of the test stopes. The schedule to receive all licenses and permits was later than planned and while the contractor is ramping up, it has delayed the completion of the expected 2,200 metres of underground development for 2024. The underground development for 2024 is now expected to be between 500 and 600 metres. While the metres are not on track with guidance the underground is not on the critical path for first production, in addition, this does not impact the overall timing for the two test stopes which are expected to be completed in Q3 2025.

Engineering, Procurement and Operational Readiness
Engineering
As engineering works are now at 78% and are nearing substantial completion, the focus has been on finalizing engineering to support the construction schedule. The release of structural steel for fabrication is nearing completion and steel deliveries have commenced to site to support steel construction in the process plant and filtered tailings building.
Procurement
At the end of Q3 2024, procurement is substantially complete, with all long-lead items procured and the focus on managing fabrication and deliveries.

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Operational Readiness
A key focus of the operational readiness team is to establish a strong, risk-based operational readiness plan. Key departmental plans have been developed, an overarching governance framework established, and weekly leadership forums and monthly steering committee reviews established. Specialized support has been engaged to focus on processing operationalization, and readiness support. Further work is ongoing to establish detailed readiness plans for support and shared services. Priority focus areas have been identified and resource allocation adjusted accordingly.
The development of the Management Operating System (MOS) is currently focused on providing frontline supervisor and worker practices and procedures to the open pit operations team. These practices and procedures are established to ensure adherence to standards as well as establishing best practices and overall transparency across planning, execution, reporting and remediation to the frontline team. Several workshops were held with the heads of functions and initial departmental workflows were established.
The training department’s short-term priority was developing a training plan for the open pit excavation activities in line with the recently adopted competency-based framework. The competency-based framework identifies specific competencies per role and then assesses the employee’s performance against specific performance criteria on knowledge, skills and attitude. This competency-based framework will ensure improved individual performance compared to the previous time in role-based competency framework only. Training material as well as training providers are in place and four (4) CAT 6020B hydraulic excavator operators commenced training during October 2024. This program will be expanded with the arrival of additional mining equipment in H1 2025. The Mavres Petres main training building structural upgrade has been completed and the focus for the coming quarter will be to equip practical training workbenches for basic skills training and assessment as well as for refresher training.
Operations
The operations team completed their labour strategy and associated organizational designs. Recruitment is underway at local and national levels. Several local and national job fairs are planned for Q4 2024 to attract as many as possible potential employees.
The CAT 6020B hydraulic excavator was assembled during the quarter and training of operators commenced in October 2024. Most of the remaining open pit mining fleet will arrive during H1 2025. The first operational plan was prepared that combines the completion of construction pre-stripping and the start of open pit mining in H1 2025. A similar plan is being prepared for the underground mine and the expectation is that both the surface and underground mining will be operationalized during Q4 2024.
Other operational, commercial and administrative departments made progress in recruiting their leadership and supervision employees and setting up operating and commercial processes.
Workforce
In addition to the Operational Readiness team, as at September 30, 2024, there were approximately 1,000 personnel working. Thus far the construction workforce productivity is slightly ahead of our assumptions. We are making steady progress towards our year-end target of 1,300 workers on site. Our focus once we have the additional personnel onsite will turn to integrating them at our assumed productivity levels to maintain the schedule and budget. We are managing this closely and taking proactive measures to mitigate potential challenges in a tight construction labour market.

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Skouries key milestones in 2024, which include:

Area of Focus	Key Milestone	Status
Procurement and Engineering	• Substantial completion of procurement and engineering	• Substantial completion of engineering on track for Q4 2024 • Procurement substantially complete
Process Plant	• Construction of the control room and electrical room building	• Q1 2024 commenced • Electrical room building on track for completion in Q4 2024
	• Construction of the tailings thickeners	• Q1 2024 commenced
Filtered Tailings Facility	• Awarding of the first filter facility construction contract	• Q3 2024 first contract awarded
Integrated Extractive Waste Management Facility ("IEWMF")	• Completion of the coffer dam	• On track for completion in Q4 2024
Underground	• Awarding of the underground development and test stoping contract	• Contract awarded and approximately 70% of the equipment and operator licenses have been received to date and development is ramping up
	• Completion of approximately 2,200 metres of underground development	• Expected completion lowered to between 500 and 600 metres (see section titled 'Underground Development') • Ore from test stopes still on track for delivery during plant commissioning period in 2025

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Consolidated Financial and Operational Highlights

	3 months ended September 30,		9 months ended September 30,
	2024	2023	2024	2023
Revenue	$331.8	$244.8	$886.9	$701.6
Gold produced (oz)	125,195	121,030	364,625	341,973
Gold sold (oz)	123,828	119,200	361,062	339,151
Average realized gold price ($/oz sold) (2)	$2,492	$1,879	$2,309	$1,920
Production costs	141.2	115.5	392.0	341.3
Total cash costs ($/oz sold) (2,3)	953	794	939	858
All-in sustaining costs ($/oz sold) (2,3)	1,335	1,177	1,310	1,225
Net earnings (loss) for the period (1)	95.0	(8.0)	184.1	12.2
Net earnings (loss) per share – basic ($/share) (1)	0.46	(0.04)	0.90	0.06
Net earnings (loss) per share – diluted ($/share) (1)	0.46	(0.04)	0.90	0.06
Net earnings (loss) for the period continuing operations (1,4)	101.1	(6.6)	192.7	14.4
Net earnings (loss) per share continuing operations – basic ($/share)(1,4)	0.49	(0.03)	0.95	0.07
Net earnings (loss) per share continuing operations – diluted ($/share)(1,4)	0.49	(0.03)	0.94	0.07
Adjusted net earnings continuing operations – basic (1,2,4)	71.0	35.0	192.9	61.4
Adjusted net earnings per share continuing operations ($/share)(1,2,4)	0.35	0.17	0.95	0.32
Net cash generated from operating activities (4)	180.9	108.1	388.4	223.3
Cash flow from operating activities before changes in working capital (2,4)	166.5	97.5	407.0	273.1
Free cash flow (2,4)	(4.8)	(19.3)	(67.8)	(76.4)
Free cash flow excluding Skouries (2,4)	98.3	37.3	165.8	30.7
Cash, cash equivalents and term deposits (4)	676.6	476.6	676.6	476.6
Total assets	5,565.1	4,812.2	5,565.1	4,812.2
Debt (4)	849.2	596.5	849.2	596.5
(1)Attributable to shareholders of the Company.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' of our MD&A for explanations and discussions of these non-IFRS financial measures or ratios.
(3)Revenues from silver, lead and zinc sales are off-set against total cash costs.
(4)Amounts presented for 2024 and 2023 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three and nine months ended September 30, 2024.
Total revenue increased to $331.8 million in Q3 2024 from $244.8 million in Q3 2023 and to $886.9 million in the nine months ended September 30, 2024, from $701.6 million in the nine months ended September 30, 2023. The increases in both three and nine-month periods were primarily due to the higher average realized gold price as well as the higher sales volumes.
Production costs increased to $141.2 million in Q3 2024 from $115.5 million in Q3 2023 and to $392.0 million in the nine months ended September 30, 2024 from $341.3 million in the nine months ended September 30, 2023. Increases in both periods were driven primarily by higher sales volume as well as higher cash costs, the latter impacted by higher royalty expense due to higher gold sales and higher gold price, as well as increases in labour costs.
Total cash costs3 averaged $953 per ounce sold in Q3 2024, an increase from $794 in Q3 2023, and $939 the nine months ended September 30, 2024 from $858 in the nine months ended September 30, 2023. The increases in both the three and nine-month periods were primarily due to higher royalties (driven by higher gold prices) and labour costs.
3 These financial measures or ratios are non-IFRS financial measures or ratios. Certain additional disclosure for non-IFRS financial measures and ratios have been incorporated by reference and additional detail can be found at the end of this press release and in the section 'Non-IFRS and Other Financial Measures and Ratios' in the Company's September 30, 2024 MD&A.

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In the quarter, AISC4 averaged $1,335 per ounce sold in Q3 2024, an increase from $1,177 in Q3 2023, and $1,310 the nine months ended September 30, 2024 from $1,225 in the nine months ended September 30, 2023, with the increases in both the three and nine-month periods due to higher total cash costs combined with higher sustaining capital.
Eldorado reported net earnings attributable to shareholders from continuing operations of $101.1 million ($0.49 earnings per share) in Q3 2024 compared to a net loss of $6.6 million ($0.03 loss per share) in Q3 2023 and net earnings of $192.7 million ($0.95 earnings per share) in the nine months ended September 30, 2024 compared to net earnings of $14.4 million ($0.07 earnings per share) in the nine months ended September 30, 2023. The increases in net earnings in both the three and nine-month periods were driven by higher operating income due primarily to higher average realized gold price as well as stronger gold sales and the gain on deferred consideration, partially offset by higher unrealized derivative losses.
Adjusted net earnings4 was $71.0 million ($0.35 earnings per share) in Q3 2024 compared to adjusted net earnings of $35.0 million ($0.17 earnings per share) in Q3 2023. Adjustments in Q3 2024 include a $33.1 million unrealized loss on derivative instruments, a $50.1 million gain on recognition of deferred consideration net of tax impacts related to commercial production being declared at the Tocantinzinho Mine, which was divested to G Mining Ventures in 2021, and a $15.3 million gain on foreign exchange due to the translation of deferred tax balances and Turkiye inflation accounting.
Adjusted net earnings was $192.9 million ($0.95 earnings per share) in the nine months ended September 30, 2024 compared to adjusted net earnings of $61.4 million ($0.32 earnings per share) in the nine months ended September 30, 2023. Adjustments in the nine months ended September 30, 2024 include a $61.9 million unrealized loss on derivative instruments, a $50.1 million gain on recognition of deferred consideration net of tax impacts mentioned above, and a $11.9 million gain on foreign exchange due to the translation of deferred tax balances net of Turkiye inflation accounting.

4 These financial measures or ratios are non-IFRS financial measures or ratios. Certain additional disclosure for non-IFRS financial measures and ratios have been incorporated by reference and additional detail can be found at the end of this press release and in the section 'Non-IFRS and Other Financial Measures and Ratios' in the Company's September 30, 2024 MD&A.

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Quarterly Operations Update

	3 months ended September 30,		9 months ended September 30,
	2024	2023	2024	2023
Consolidated
Ounces produced	125,195	121,030	364,625	341,973
Ounces sold	123,828	119,200	361,062	339,151
Production costs	$141.2	$115.5	$392.0	$341.3
Total cash costs ($/oz sold) (1,2)	$953	$794	$939	$858
All-in sustaining costs ($/oz sold) (1,2)	$1,335	$1,177	$1,310	$1,225
Sustaining capital expenditures (2)	$33.3	$31.8	$93.2	$83.9
Kisladag
Ounces produced	41,084	37,219	117,597	108,558
Ounces sold	40,724	38,732	117,068	108,405
Production costs	$37.3	$28.6	$106.5	$86.7
Total cash costs ($/oz sold) (1,2)	$899	$722	$889	$778
All-in sustaining costs ($/oz sold) (1,2)	$1,028	$884	$1,002	$897
Sustaining capital expenditures (2)	$3.7	$5.5	$8.9	$10.5
Lamaque
Ounces produced	43,106	43,821	132,796	120,450
Ounces sold	44,531	40,908	132,776	119,455
Production costs	$32.8	$26.9	$101.6	$84.4
Total cash costs ($/oz sold) (1,2)	$728	$648	$755	$697
All-in sustaining costs ($/oz sold) (1,2)	$1,189	$1,099	$1,228	$1,143
Sustaining capital expenditures (2)	$20.0	$18.0	$61.1	$52.0
Efemcukuru
Ounces produced	19,794	21,142	60,692	63,714
Ounces sold	19,741	21,364	60,817	63,581
Production costs	$26.4	$20.6	$73.0	$58.7
Total cash costs ($/oz sold) (1,2)	$1,325	$990	$1,185	$947
All-in sustaining costs ($/oz sold) (1,2)	$1,578	$1,205	$1,336	$1,137
Sustaining capital expenditures (2)	$4.7	$3.7	$10.7	$9.6
Olympias
Ounces produced	21,211	18,848	53,540	49,251
Ounces sold	18,833	18,196	50,401	47,710
Production costs	$44.7	$39.3	$110.9	$111.6
Total cash costs ($/oz sold) (1,2)	$1,210	$1,048	$1,241	$1,325
All-in sustaining costs ($/oz sold) (1,2)	$1,513	$1,319	$1,520	$1,614
Sustaining capital expenditures (2)	$4.9	$4.7	$12.5	$11.8
(1)Revenues from silver, lead and zinc sales are off-set against total cash costs.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' of our MD&A for explanations and discussions of these non-IFRS financial measures or ratios.

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Kisladag
Kisladag produced 41,084 ounces of gold in Q3 2024, a 10% increase from 37,219 ounces produced in Q3 2023. Production in the quarter benefited from both higher average grade and higher stacking rates from earlier in the year. Grade slightly increased from 0.85 grams per tonne in Q3 2023 to 0.86 grams per tonne in Q3 2024 as a result of mine planning changes and positive grade reconciliation.
Availability of the crushing circuit has been impacted due to maintenance issues, leading to slightly lower tonnes stacked compared to plan. We are working on a solution and expect to install it in Q1 2025. In addition, a small portion of the ore product coming from the high pressure grinding rolls ("HPGR") contains particles that are greater than 10mm which has slightly reduced recovery due to the larger particle size. As we continue to analyze data following the ramp-up of the HPGR and agglomeration drum, we are seeing leach cycles extending beyond the planned 220 days which leads to an increase in gold inventory.
We have responded to these operational challenges through irrigation optimization activities, which have demonstrated positive results through the drawdown of gold inventory partially offsetting the longer leach cycle. Additionally, as we have previously discussed, a geometallurgical study has commenced with drilling currently underway. Starting in Q4 2024, as the new Adsorption-Desorption facility goes into operations we will also realize a number of benefits at Kisladag including: reducing carbon handling requirements, realigning the extraction cycle with the stacking cycle and decoupling the North and South heap leach facilities.
Revenue increased to $102.2 million in Q3 2024 from $75.2 million in Q3 2023, reflecting the higher average realized gold price as well as higher ounces sold.
Production costs increased to $37.3 million in Q3 2024 from $28.6 million in Q3 2023, with more than half the increase attributable to the higher sales volume, as well as higher royalty expense due to both the higher average realized gold price and higher gold sales. As a result, total cash costs per ounce increased to $899 in Q3 2024 from $722 in Q3 2023.
AISC per ounce sold increased to $1,028 in Q3 2024 from $884 in Q3 2023, primarily due to the increase in total cash costs per ounce sold.
Sustaining capital expenditures were $3.7 million in Q3 2024 and $8.9 million in the nine months ended September 30, 2024, which primarily included equipment rebuilds, mine equipment purchases and geotechnical drilling and monitoring. Growth capital investment of $27.4 million and $85.1 million in the three and nine months ended September 30, 2024 and was primarily related to waste stripping and associated equipment costs to support the mine life extension, continued construction of the second phase of the North Heap Leach Pad and adsorption-desorption-regeneration plant infrastructure, and preparation work for building relocation due to pit expansion.
Lamaque
Lamaque produced 43,106 ounces of gold in Q3 2024, compared to 43,821 ounces in Q3 2023. The slight decrease was primarily due to lower grades processed, partially offset by increased throughput. Average grade decreased to 6.03 grams per tonne in Q3 2024 from 7.04 grams per tonne in the comparative quarter.
Revenue increased to $111.6 million in Q3 2024 from $79.1 million in Q3 2023, reflecting the higher average realized gold price as well as higher ounces sold.
Production costs increased to $32.8 million in Q3 2024 from $26.9 million in Q3 2023 due to higher sales volume, as well as additional costs incurred in labour, contractors, and equipment rentals. Total cash costs were also impacted by slightly higher royalties due to the higher average realized gold price, with total cash costs per ounce sold increasing to $728 in Q3 2024 from $648 in Q3 2023.
AISC per ounce sold increased to $1,189 in Q3 2024 from $1,099 in Q3 2023, primarily due to higher total cash costs per ounce as well as higher sustaining capital.
Sustaining capital expenditures of $20.0 million in Q3 2024 and $61.1 million in the nine months ended September 30, 2024 primarily included underground development, equipment rebuilds and expenditure on the expansion of the tailings facility. Growth capital investment of $6.4 million in Q3 2024 and $18.9 million in the nine months ended September 30, 2024 was primarily related to resource conversion drilling and initiation of the bulk sample development at Ormaque.

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The inaugural reserve at Ormaque is expected to be announced by the end of 2024, and material for the bulk sample is now being stockpiled in preparation for processing through the mill in December.
Efemcukuru
Efemcukuru produced 19,794 ounces of gold in Q3 2024, a 6% decrease from 21,142 ounces in Q3 2023. The slight decrease was primarily driven by lower throughput and lower grade.
Revenue increased to $52.3 million in Q3 2024 from $39.1 million in Q3 2023, with the increase attributable to the higher average realized gold price, partially offset by lower sales volume.
Production costs increased to $26.4 million in Q3 2024 from $20.6 million in Q3 2023, with the increase attributable to higher unit costs, primarily a result of increased royalty expense due to the higher average realized gold price during the quarter. Additionally, labour and transportation costs have increased compared to the comparative period of the prior year. Overall, this resulted in an increase to total cash costs per ounce sold to $1,325 in Q3 2024 from $990 in Q3 2023.
AISC per ounce sold increased to $1,578 in Q3 2024 from $1,205 in Q3 2023, primarily due to higher total cash costs per ounce.
Sustaining capital expenditures of $4.7 million in Q3 2024 and $10.7 million in the nine months ended September 30, 2024 were primarily related to underground development and equipment rebuilds. Growth capital investment of $1.2 million in Q3 2024 and $3.3 million in the nine months ended September 30, 2024 supported underground development to Kokarpinar.
Olympias
Olympias produced 21,211 ounces of gold in Q3 2024, a 13% increase from 18,848 ounces in Q3 2023 primarily driven by higher grade ore, which reflected stope sequencing in the quarter.
Revenue increased to $65.7 million in Q3 2024 from $51.4 million in Q3 2023, primarily as a result of the higher average realized gold price and slightly higher ounces sold.
Production costs increased to $44.7 million in Q3 2024 from $39.3 million in Q3 2023 driven by higher labour costs and higher royalty expenses as a result of higher realized gold prices, as well as higher gold ounces sold. The increase in unit costs, which were partially offset by higher by-product revenues, resulted in an increase to total cash costs per ounce sold to $1,210 in Q3 2024 from $1,048 in Q3 2023.
AISC per ounce sold increased to $1,513 in Q3 2024 from $1,319 in Q3 2023 primarily due to higher total cash costs per ounce sold.
Sustaining capital expenditures of $4.9 million in Q3 2024 and $12.5 million in the nine months ended September 30, 2024 primarily included underground development and process improvements. Growth capital investment of $4.1 million in Q3 2024 and $6.7 million in the nine months ended September 30, 2024 was primarily related to underground development and investment towards the mill throughput expansion.
During Q3 2024, the Collective Bargaining Agreement was finalized. This three-year agreement, combined with increased productivity in our underground operations, and as contemplated in our guidance, supports the 650ktpa expansion, an increase from 500ktpa.

11

For further information on the Company's operating results for the third quarter of 2024, please see the Company’s MD&A filed on SEDAR+ at www.sedarplus.com under the Company’s profile.

Conference Call
A conference call to discuss the details of the Company’s Third Quarter 2024 Results will be held by senior management on Friday, November 1, 2024 at 11:30 AM ET (8:30 AM PT). The call will be webcast and can be accessed at Eldorado’s website: www.eldoradogold.com or via this link:
https://event.choruscall.com/mediaframe/webcast.html?webcastid=EB9o82Zh.

Participants may elect to pre-register for the conference call via this link: https://dpregister.com/sreg/10192246/fd5e1d8d60. Upon registration, participants will receive a calendar invitation by email with dial in details and a unique PIN. This will allow participants to bypass the operator queue and connect directly to the conference. Registration will remain open until the end of the conference call.

Conference Call Details		Replay (available until December 6 2024)
Date:	November 1, 2024	Vancouver:	+1 412 317 0088
Time:	11:30 AM ET (8:30 AM PT)	Toll Free:	1 855 669 9658
Dial in:	+1 647 484 8814	Access code:	6725564
Toll free:	1 844 763 8274

About Eldorado
Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkiye, Canada and Greece. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact
Investor Relations
Lynette Gould, VP, Investor Relations, Communications & External Affairs
647 271 2827 or 1 888 353 8166
lynette.gould@eldoradogold.com

Media
Chad Pederson, Director, Communications and Public Affairs
236 885 6251 or 1 888 353 8166
chad.pederson@eldoradogold.com

12

Non-IFRS and Other Financial Measures and Ratios
Certain non-IFRS financial measures and ratios are included in this press release, including total cash costs and total cash costs per ounce sold, all-in sustaining costs ("AISC") and AISC per ounce sold, sustaining and growth capital, average realized gold price per ounce sold, adjusted net earnings/(loss) attributable to shareholders, adjusted net earnings/(loss) per share attributable to shareholders, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), free cash flow, and free cash flow excluding Skouries.
Please see the September 30, 2024 MD&A for explanations and discussion of these non-IFRS and other financial measures and ratios. The Company believes that these measures and ratios, in addition to conventional measures and ratios prepared in accordance with International Financial Reporting Standards (“IFRS”), provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS and other financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures or ratios of performance prepared in accordance with IFRS. These measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Certain additional disclosures for these and other financial measures and ratios have been incorporated by reference and can be found in the section 'Non-IFRS and Other Financial Measures and Ratios' in the September 30, 2024 MD&A available on SEDAR+ at www.sedarplus.com and on the Company's website under the 'Investors' section.

Reconciliation of Production Costs to Total Cash Costs and Total Cash Costs per Ounce Sold:

	Q3 2024	Q3 2023	YTD 2024	YTD 2023
Production costs	$141.2	$115.5	$392.0	$341.3
By-product credits (1)	(26.9)	(23.7)	(64.3)	(61.5)
Concentrate deductions (2)	$3.7	$2.9	$11.2	$11.1
Total cash costs	$118.0	$94.7	$339.0	$291.0
Gold ounces sold	123,828	119,200	361,062	339,151
Total cash cost per ounce sold	$953	$794	$939	$858
(1)Revenue from silver, lead and zinc sales.
(2)Included in revenue.

Reconciliation of Total Cash Costs and Total Cash Cost per ounce sold, by asset, for the three months ended September 30, 2024:

	Direct operating costs	By-product credits	Refining and selling costs	Inventory change (1)	Royalty expense	Total cash costs	Gold oz sold	Total cash cost/oz sold
Kisladag	$36.1	($0.7)	$0.1	($6.8)	$7.9	$36.6	40,724	$899
Lamaque	32.4	(0.4)	0.1	(1.0)	1.3	32.4	44,531	728
Efemcukuru	18.0	(1.4)	3.7	(0.2)	6.0	26.2	19,741	1,325
Olympias	38.6	(24.4)	4.6	(1.8)	5.8	22.8	18,833	1,210
Total consolidated	$125.2	($26.9)	$8.5	($9.8)	$21.0	$118.0	123,828	$953
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

13

Reconciliation of Total Cash Costs and Total Cash Cost per ounce sold, by asset, for the nine months ended September 30, 2024:

	Direct operating costs	By-product credits	Refining and selling costs	Inventory change (1)	Royalty expense	Total cash costs	Gold oz sold	Total cash cost/oz sold
Kisladag	$105.3	($2.5)	$0.6	($19.4)	$20.1	$104.0	117,068	$889
Lamaque	100.8	(1.3)	0.3	(3.3)	3.7	100.3	132,776	755
Efemcukuru	51.1	(4.7)	11.4	(0.6)	15.0	72.1	60,817	1,185
Olympias	96.5	(55.8)	13.9	(6.2)	14.2	62.6	50,401	1,241
Total consolidated	$353.7	($64.3)	$26.1	($29.5)	$53.0	$339.0	361,062	$939
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

Reconciliation of Total Cash Costs and Total Cash Cost per ounce sold, by asset, for the three months ended September 30, 2023:

	Direct operating costs	By-product credits	Refining and selling costs	Inventory change (1)	Royalty expense	Total cash costs	Gold oz sold	Total cash cost/oz sold
Kisladag	$32.7	($0.7)	$0.2	($8.1)	$3.9	$28.0	38,732	$722
Lamaque	27.0	(0.4)	0.1	(1.2)	1.0	26.5	40,908	648
Efemcukuru	14.3	(1.0)	3.8	0.3	3.7	21.2	21,364	990
Olympias	32.2	(21.6)	4.5	1.0	3.0	19.1	18,196	1,048
Total consolidated	$106.2	($23.7)	$8.6	($8.0)	$11.5	$94.7	119,200	$794
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

Reconciliation of Total Cash Costs and Total Cash Cost per ounce sold, by asset, for the nine months ended September 30, 2023:

	Direct operating costs	By-product credits	Refining and selling costs	Inventory change (1)	Royalty expense	Total cash costs	Gold oz sold	Total cash cost/oz sold
Kisladag	$90.6	($2.3)	$0.5	($16.0)	$11.6	$84.3	108,405	$778
Lamaque	83.6	(1.2)	0.2	(2.3)	2.9	83.2	119,455	697
Efemcukuru	43.1	(3.3)	10.3	0.2	9.9	60.2	63,581	947
Olympias	90.9	(54.7)	16.7	(0.6)	10.9	63.2	47,710	1,325
Total consolidated	$308.1	($61.5)	$27.8	($18.7)	$35.3	$291.0	339,151	$858
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

14

Reconciliation of Total Cash Costs to All-in Sustaining Costs and All-in Sustaining Costs per ounce sold:

	Q3 2024	Q3 2023	YTD 2024	YTD 2023
Total cash costs	$118.0	$94.7	$339.0	$291.0
Corporate and allocated G&A	10.9	11.5	35.3	32.6
Exploration and evaluation costs	0.8	(0.1)	2.8	0.9
Reclamation costs and amortization	2.3	2.4	2.8	7.1
Sustaining capital expenditure	33.3	31.8	93.2	83.9
AISC	$165.3	$140.3	$473.1	$415.6
Gold ounces sold	123,828	119,200	361,062	339,151
AISC per ounce sold	$1,335	$1,177	$1,310	$1,225

Reconciliation of general and administrative expenses included in All-in Sustaining Costs:

	Q3 2024	Q3 2023	YTD 2024	YTD 2023
General and administrative expenses (from consolidated statement of operations)	$7.3	$9.3	$27.0	$29.3
Add:
Share-based payments expense	4.1	2.0	9.8	5.6
Employee benefit plan expense from corporate and operating gold mines	1.1	1.3	3.2	3.5
Less:
General and administrative expenses related to non-gold mines and in-country offices	(0.2)	(0.3)	(1.0)	(0.8)
Depreciation in G&A	(0.9)	(0.8)	(2.6)	(2.4)
Business development	(0.3)	(0.2)	(0.8)	(2.4)
Development projects	(0.2)	—	(0.7)	(0.3)
Adjusted corporate general and administrative expenses	$10.8	$11.4	$34.9	$32.5
Regional general and administrative costs allocated to gold mines	0.1	0.1	0.5	0.2
Corporate and allocated general and administrative expenses per AISC	$10.9	$11.5	$35.3	$32.6

Reconciliation of exploration and evaluation costs included in All-in Sustaining Costs:

	Q3 2024	Q3 2023	YTD 2024	YTD 2023
Exploration and evaluation expense (from consolidated statement of operations)(1)	$8.3	$6.3	$16.1	$16.8
Add:
Capitalized sustaining exploration cost related to operating gold mines	0.8	(0.1)	2.8	0.9
Less:
Exploration and evaluation expenses related to non-gold mines and other sites	(8.3)	(6.3)	(16.1)	(16.8)
Exploration and evaluation costs per AISC	$0.8	($0.1)	$2.8	$0.9
(1)Amounts presented for 2024 and 2023 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three and nine months ended September 30, 2024.

15

Reconciliation of reclamation costs and amortization included in All-in Sustaining Costs:

	Q3 2024	Q3 2023	YTD 2024	YTD 2023
Asset retirement obligation accretion (from notes to the condensed consolidated interim financial statements)(1)	$1.2	$1.1	$3.7	$3.2
Add:
Depreciation related to asset retirement obligation assets	1.3	1.5	(0.2)	4.5
Less:
Asset retirement obligation accretion related to non-gold mines and other sites	(0.2)	(0.2)	(0.6)	(0.6)
Reclamation costs and amortization per AISC	$2.3	$2.4	$2.8	$7.1
(1)Amounts presented for 2024 and 2023 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three and nine months ended September 30, 2024.

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the three months ended September 30, 2024:

	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$36.6	$—	$—	$1.6	$3.7	$41.9	40,724	$1,028
Lamaque	32.4	—	0.4	0.1	20.0	53.0	44,531	1,189
Efemcukuru	26.2	0.1	—	0.2	4.7	31.2	19,741	1,578
Olympias	22.8	—	0.4	0.4	4.9	28.5	18,833	1,513
Corporate (1)	—	10.8	—	—	—	10.8	—	88
Total consolidated	$118.0	$10.9	$0.8	$2.3	$33.3	$165.3	123,828	$1,335
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the nine months ended September 30, 2024:

	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$104.0	$—	$—	$4.4	$8.9	$117.3	117,068	$1,002
Lamaque	100.3	—	1.2	0.4	61.1	163.1	132,776	1,228
Efemcukuru	72.1	0.5	1.1	(3.2)	10.7	81.3	60,817	1,336
Olympias	62.6	—	0.5	1.1	12.5	76.6	50,401	1,520
Corporate (1)	—	34.9	—	—	—	34.9	—	97
Total consolidated	$339.0	$35.3	$2.8	$2.8	$93.2	$473.1	361,062	$1,310
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

16

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the three months ended September 30, 2023:

	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$28.0	$—	$—	$0.8	$5.5	$34.2	38,732	$884
Lamaque	26.5	—	0.3	0.1	18.0	44.9	40,908	1,099
Efemcukuru	21.2	0.1	—	0.8	3.7	25.7	21,364	1,205
Olympias	19.1	—	(0.4)	0.7	4.7	24.0	18,196	1,319
Corporate (1)	—	11.4	—	—	—	11.4	—	95
Total consolidated	$94.7	$11.5	($0.1)	$2.4	$31.8	$140.3	119,200	$1,177
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the nine months ended September 30, 2023:

	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$84.4	$—	$—	$2.4	$10.5	$97.2	108,405	$897
Lamaque	83.2	—	0.9	0.4	52.0	136.5	119,455	1,143
Efemcukuru	60.2	0.2	—	2.4	9.6	72.3	63,581	1,137
Olympias	63.2	—	—	2.0	11.8	77.0	47,710	1,614
Corporate (1)	—	32.5	—	—	—	32.5	—	96
Total consolidated	$291.0	$32.6	$0.9	$7.1	$83.9	$415.5	339,151	$1,225
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Reconciliation of Sustaining and Growth Capital:

	Q3 2024	Q3 2023	YTD 2024	YTD 2023
Additions to property, plant and equipment (1) (from segment note in the condensed consolidated interim financial statements)	$158.1	$91.1	$445.8	$273.9
Growth and development project capital investment - gold mines	(39.0)	(29.1)	(114.1)	(81.1)
Growth and development project capital investment - other (2)	(84.7)	(30.3)	(234.8)	(110.0)
Sustaining capital expenditure equipment leases (3)	(0.2)	0.2	(0.8)	1.1
Capitalized exploration cost related to operating gold mines	(0.8)	(0.1)	(2.8)	(0.1)
Sustaining capital expenditure at operating gold mines	$33.3	$31.8	$93.2	$83.9
(1)Amounts presented for 2024 and 2023 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three and nine months ended September 30, 2024.
(2)Includes capital expenditures relating to Skouries, Stratoni and other projects, excluding non-cash sustaining lease additions.
(3)Sustaining lease principal and interest payments, net of non-cash lease additions.

17

Average realized gold price per ounce sold is reconciled for the periods presented as follows:
For the three months ended September 30, 2024:

	Revenue	Concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$102.2	$—	($0.7)	$101.5	40,724	$2,492
Lamaque	111.6	—	(0.4)	111.2	44,531	2,496
Efemcukuru	52.3	1.1	(1.4)	52.0	19,741	2,636
Olympias	65.7	2.6	(24.4)	43.8	18,833	2,328
Total consolidated	$331.8	$3.7	($26.9)	$308.5	123,828	$2,492
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.
For the nine months ended September 30, 2024:

	Revenue	Concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$273.3	$—	($2.5)	$270.8	117,068	$2,313
Lamaque	307.8	—	(1.3)	306.6	132,776	2,309
Efemcukuru	148.9	3.8	(4.7)	148.0	60,817	2,433
Olympias	156.8	7.5	(55.8)	108.5	50,401	2,152
Total consolidated	$886.9	$11.2	($64.3)	$833.8	361,062	$2,309
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.
For the three months ended September 30, 2023:

	Revenue	Concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$75.2	$—	($0.7)	$74.5	38,732	$1,923
Lamaque	79.1	—	(0.4)	78.7	40,908	1,925
Efemcukuru	39.1	1.5	(1.0)	39.6	21,364	1,855
Olympias	51.4	1.4	(21.6)	31.2	18,196	1,712
Total consolidated	$244.8	$2.9	($23.7)	$224.0	119,200	$1,879
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.
For the nine months ended September 30, 2023:

	Revenue	Concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$211.9	$—	($2.3)	$209.6	108,405	$1,934
Lamaque	231.4	—	(1.2)	230.2	119,455	1,927
Efemcukuru	123.9	4.8	(3.3)	125.3	63,581	1,971
Olympias	134.5	6.4	(54.7)	86.1	47,710	1,805
Total consolidated	$701.6	$11.1	($61.5)	$651.3	339,151	$1,920
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

18

Reconciliation of Net Earnings (Loss) attributable to shareholders of the Company to Adjusted Net Earnings (Loss) attributable to shareholders of the Company:

	Q3 2024	Q3 2023	YTD 2024	YTD 2023
Net earnings attributable to shareholders of the Company (1)	$101.1	($6.6)	$192.7	$14.4
Current tax expense due to Turkiye earthquake relief tax law change (2)	—	—	—	4.3
(Gain) loss on foreign exchange translation of deferred tax balances net of inflation accounting (3)	(15.3)	15.2	(11.9)	33.1
(Increase) decrease in fair value of redemption option derivative	(5.0)	1.5	(7.0)	2.0
Unrealized loss (gain) on derivative instruments	33.1	(6.0)	61.9	(15.0)
Deferred tax expense due to changes in tax rates (4)	—	22.6	—	22.6
Out-of-period current tax expense due to changes in tax rates (5)	—	8.2	—	—
Non-recurring current tax and interest accrual (6)	7.2	—	7.2	—
Gain on deferred consideration, net of tax (7)	(50.1)	—	(50.1)	—
Total adjusted net earnings	$71.0	$35.0	$192.9	$61.4
Weighted average shares outstanding (thousands)	204,521	202,472	203,770	191,786
Adjusted net earnings per share ($/share)	$0.35	$0.17	$0.95	$0.32
(1)Amounts presented for 2024 and 2023 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three and nine months ended September 30, 2024.
(2)To help fund earthquake relief efforts in Turkiye, a one-time tax law change was introduced in Q1 2023 to reverse a portion of the tax credits and deductions previously granted in 2022.
(3)Q3 2024 includes $8.3 million gain (2023 - $15.2 million loss) on foreign exchange translation of deferred tax balances and $7.0 million gain (2023 - $nil) on inflation accounting. Nine month period ended September 30, 2024 includes $16.7 million loss (2023 - $33.1 million loss) on foreign exchange translation of deferred tax balances and $28.6 million gain (2023 - $nil) on inflation accounting.
(4)The deferred tax expense adjustment in 2023 is due to the income tax rate increase in Turkiye enacted in Q3 2023. The rate increased from 20% to 25% for general activities, from 19% to 24% for certain manufacturing activities (including mining) and from 19% to 20% for export income and is applicable retroactively to January 1, 2023.
(5)Q1 2023 through Q3 2023 have been adjusted for out-of-period current income tax adjustments related to impact of retroactive income tax rate increase in Turkiye enacted in Q3 2023.
(6)A provision of $7.2 million was recorded for potential non-recurring tax reassessments representing $5.9 million of tax and $1.4 million of interest. These relate to historical intercompany loan balances in 2020 and 2021 which have since been capitalized.
(7)A $60 million gain was recognized in the period related to deferred consideration from the sale of the Tocantinzinho property to G Mining Ventures in 2021. Taxes of $9.9 million was recognized on the gain.

Reconciliation of Net Earnings (Loss) before income tax to EBITDA and Adjusted EBITDA:

	Q3 2024	Q3 2023	YTD 2024	YTD 2023
Earnings before income tax (1)	$129.3	$45.3	$258.5	$117.7
Depreciation and amortization (2)	64.9	63.8	180.6	191.8
Interest income	(6.1)	(5.3)	(17.3)	(11.8)
Finance costs	3.5	8.9	10.5	27.1
EBITDA	$191.6	$112.7	$432.3	$324.8
Share-based payments expense	4.1	2.0	9.8	5.6
Loss (gain) on disposal of assets	0.3	(0.1)	0.8	0.7
Unrealized loss (gain) on derivative instruments	33.1	(6.0)	61.9	(15.0)
Gain on recognition of deferred consideration(3)	(60.0)	—	(60.0)	—
Adjusted EBITDA	$169.0	$108.7	$444.9	$316.1
(1)Amounts presented for 2024 and 2023 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three and nine months ended September 30, 2024.
(2)Includes depreciation within general and administrative expenses.
(3)A $60 million gain was recognized in the period related to deferred consideration from the sale of the Tocantinzinho property to G Mining Ventures in 2021.

19

Reconciliation of Net Cash Generated from Operating Activities to Free Cash Flow:

	Q3 2024	Q3 2023	YTD 2024	YTD 2023
Net cash generated from operating activities (1)	$180.9	$108.1	$388.4	$223.3
Less: Cash used in investing activities	(184.2)	(127.4)	(464.7)	(265.3)
Add back: Decrease in term deposits	—	—	(1.1)	(35.0)
Add back: Proceeds from sale of marketable securities	—	—	11.1	0.6
Less: Proceeds from sale of mining licenses	(1.5)	—	(1.5)	—
Free cash flow	($4.8)	($19.3)	($67.8)	($76.4)
Add back: Skouries cash capital expenditures	93.9	49.2	210.4	99.3
Add back: Capitalized interest paid (2)	9.1	7.3	23.2	7.8
Free cash flow excluding Skouries	$98.3	$37.3	$165.8	$30.7
(1)Amounts presented for 2024 and 2023 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three and nine months ended September 30, 2024.
(2)Includes interest from the Term Facility and Senior Notes.

Reconciliation of Net Cash Generated from Operating Activities to Cash Flow from Operating Activities before Changes in Working Capital:

	Q3 2024	Q3 2023	YTD 2024	YTD 2023
Net cash generated from operating activities (1)	$180.9	$108.1	$388.4	$223.3
Less: Changes in non-cash working capital	14.4	10.6	(18.6)	(49.9)
Cash flow from operating activities before changes in working capital	$166.5	$97.5	$407.0	$273.1
(1)Amounts presented for 2024 and 2023 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three and nine months ended September 30, 2024.

20

Forward-looking Statements and Information
Certain of the statements made and information provided in this press release are forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “budgets”, "committed", “continue”, “estimates”, “expects”, "focus", “forecasts”, "foresee", "forward", "future", "goal", “guidance”, “intends”, "opportunity", "outlook", “plans”, “potential”, "schedule", "strategy", "target", “underway”, "working" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can”, “could”, "likely", "may", “might”, “will” or "would" be taken, occur or be achieved.
Forward-looking statements and forward-looking information contained in this press release includes, but is not limited to, statements or information with respect to: 2024 annual guidance including an updated annual gold production range, expected total cash costs per ounce sold, AISC per ounce sold; planned drawdowns on the Skouries Term Facility, expectations for Olympias profitability over its mine life; expectations to declare an inaugural reserve at Ormaque; expected benefits of operational focus at Kisladag; with respect to the Skouries project, the timing of first production, the year end personnel target, risks to integrating new personnel; updated 2024 capital spend and impact on first production, expected 2025 gold and copper production; timing of commercial production and specific activities and milestones related to construction, underground development, engineering, procurement and operational readiness; with respect to Kisladag, expected benefits of technical work and future technical focus and the timing of those solutions, the start-up of operations at the adsorption-desorption facility and expected benefits from the facility; risk factors affecting our business; our expectation as to our future financial and operating performance, including future cash flow, estimated cash costs, expected metallurgical recoveries and gold price outlook; and generally our strategy, plans and goals, including our proposed exploration, development, construction, permitting, financing and operating potential, plans and priorities and related timelines and schedules.
Forward-looking statements and forward-looking information are by their nature based on a number of assumptions, that management considers reasonable. However, such assumptions involve both known and unknown risks, uncertainties, and other factors which, if proven to be inaccurate, may cause actual results, activities, performance or achievements may be materially different from those described in the forward-looking statements or information. These include assumptions concerning: timing, cost and results of our construction and development activities, improvements and exploration; the future price of gold and other commodities; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; mineral reserves and resources; our ability to unlock the potential of our brownfield property portfolio; our ability to address the negative impacts of climate change and adverse weather; consistency of agglomeration and our ability to optimize it in the future; the cost of, and extent to which we use, essential consumables (including fuel, explosives, cement, and cyanide); the impact and effectiveness of productivity initiatives; the time and cost necessary for anticipated overhauls of equipment; expected by-product grades; the use, and impact or effectiveness, of growth capital; the impact of acquisitions, dispositions, suspensions or delays on our business; the sustaining capital required for various projects; and the geopolitical, economic, permitting and legal climate that we operate in (including recent disruptions to shipping operations in the Red Sea and any related shipping delays, shipping price increases, or impacts on the global energy market).
With respect to the Skouries project, we have made additional assumptions about the ramp up of construction personnel on site; labour productivity, rates and expected hours; the scope and timing related to the awarding of key contract packages and approval thereon; capital spend rates; our ability to obtain and maintain all required approvals and permits in a timely manner, both overall and specifically, in relation to equipment, people mobility and power; expected scope of project management frameworks; the timeliness of shipping for important or critical items; our ability to continue to access our project funding and remain in compliance with all covenants and contractual commitments in relation thereto; completion of required archaeological investigations, the future price of gold, copper and other commodities; inflation rates; the broader community engagement and social climate in respect of the Skouries project; and generally, our ability to continue to execute our plans relating to Skouries on the existing project timeline and consistent with the current planned project scope.
In addition, except where otherwise stated, Eldorado has assumed a continuation of existing business operations on substantially the same basis as exists at the time of this press release. Even though we believe that the assumptions and expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

21

Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other important factors that may cause actual results, activities, performance or achievements to be materially different from those described in the forward-looking statements or information. These risks, uncertainties and other factors include, among others: political, economic, and other risks specific to the foreign jurisdictions where we operate; the inherent risk associated with project development, including for the Skouries project; risks related to global economic conditions including those related to the Russia-Ukraine conflict; restrictive covenants that impose significant operating and financial restrictions; change of control restrictions; risks relating to our operations in foreign jurisdictions (including recent disruptions to shipping operations in the Red Sea and any related shipping delays, shipping price increases, or impacts on the global energy market); community relations and social license; liquidity and financing risks; climate change; inflation risk and cost pressures; environmental matters including existing or potential environmental hazards, contamination or damage at our projects; production and processing, including throughput, recovery and product quality; geometallurgical variability; waste disposal including a spill, failure or material flow from a tailings facility causing damage to the environment or surrounding communities; geotechnical and hydrogeological conditions or failures; the global economic environment; occupational health and safety risks, including those relating to any pandemic, epidemic, endemic or similar public health threats; reliance on a limited number of smelters and off-takers; labour (including in relation to employee/union relations, the Greek transformation, employee misconduct, key personnel, recruitment and development of required personnel, productivity levels, expatriates, and contractors); indebtedness (including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and change in credit ratings); government regulation; the Sarbanes-Oxley Act; commodity price risk; mineral tenure; permits; risks relating to environmental sustainability and governance practices and performance; financial reporting (including relating to the carrying value of our assets and changes in reporting standards); non-governmental organizations; corruption, bribery and sanctions; information and operation technology systems; cybersecurity threats and incidents; litigation and contracts; estimation of mineral reserves and mineral resources; different standards used to prepare and report mineral reserves and mineral resources; credit risk; price volatility, volume fluctuations and dilution risk in respect of our shares; actions of activist shareholders; reliance on infrastructure, commodities and consumables (including power and water); currency risk; interest rate risk; tax matters; dividends; reclamation and long-term obligations; acquisitions, including integration risks, and dispositions; regulated substances; necessary equipment; co-ownership of our properties; the unavailability of insurance; conflicts of interest; compliance with privacy legislation; reputational issues; and competition, and those risk factors discussed in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form & Form 40-F filed on SEDAR+ and EDGAR under our Company name, which discussion is incorporated by reference in this press release, for a fuller understanding of the risks and uncertainties that affect our business and operations.
The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.
This press release contains information that may constitute future-orientated financial information or financial outlook information (collectively, “FOFI”) about Eldorado’s prospective financial performance, financial position or cash flows, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. Eldorado’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. Eldorado has included FOFI in order to provide readers with a more complete perspective on Eldorado’s future operations and management’s current expectations relating to Eldorado’s future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this press release. Unless required by applicable laws, Eldorado does not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events or otherwise.

22

Mineral Reserves and Mineral Resources Estimates and Related Cautionary Note to U.S. Investors
The Company's mineral reserve and mineral resource estimates for Kisladag, Lamaque, Efemcukuru, Olympias, Perama Hill, Perama South, Skouries, Stratoni, Piavitsa, Sapes, Certej, and Ormaque, are based on the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum, and in compliance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic U.S. companies. The reader may not be able to compare the mineral reserve and mineral resources information in this press release with similar information made public by domestic U.S. companies. The reader should not assume that:
•the mineral reserves defined in this press release qualify as reserves under SEC standards
•the measured and indicated mineral resources in this press release will ever be converted to reserves; and
•the inferred mineral resources in this press release are economically mineable, or will ever be upgraded to a higher category.
Mineral resources which are not mineral reserves do not have demonstrated economic viability.
The Company most recently completed its Mineral Reserves and Mineral Resources annual review process with an effective date of September 30, 2023, a summary of which was published on December 13, 2023. In addition, the Company filed the following updated Technical Reports on SEDAR+ and EDGAR on March 28, 2024: Technical Report titled "Technical Report, Efemcukuru Gold Mine, Turkiye" with an effective date of December 31, 2023; and Technical Report titled "Technical Report, Olympias Mine, Greece" with an effective date of December 31, 2023. The updated Technical Reports do not contain any material changes to the Mineral Resources and Mineral Reserves previously published on December 13, 2023.
Qualified Person
Except as otherwise noted, Simon Hille, FAusIMM, Executive Vice President, Technical Services and Operations, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific and technical information contained in this press release and verifying the technical data disclosed in this document relating to our operating mines and development projects.
Jessy Thelland, géo (OGQ No. 758), a member in good standing of the Ordre des Géologues du Québec, is the qualified person as defined in NI 43-101 responsible for, and has verified and approved, the scientific and technical disclosure contained in this press release for the Quebec projects.
Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.

23

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Financial Position
As at September 30, 2024 and December 31, 2023
(Unaudited – in thousands of U.S. dollars)

As at	Note	September 30, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents		$676,590	$540,473
Term deposits		—	1,136
Accounts receivable and other	5	195,246	122,778
Inventories	6	290,376	235,890
Current derivative assets	18	1,024	2,502
Assets held for sale	4	18,182	27,627
		1,181,418	930,406
Restricted cash		2,380	2,085
Deferred tax assets		14,748	14,748
Other assets	7	261,925	185,209
Non-current derivative assets	18	5,025	7,036
Property, plant and equipment		4,007,052	3,755,559
Goodwill		92,591	92,591
		$5,565,139	$4,987,634
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		$307,106	$254,030
Current portion of lease liabilities		5,073	5,020
Current portion of asset retirement obligation		2,367	4,019
Current derivative liabilities	18	24,957	279
Liabilities associated with assets held for sale	4	11,182	10,867
		350,685	274,215
Debt	8	849,196	636,059
Lease liabilities		11,194	12,092
Employee benefit plan obligations		11,137	10,261
Asset retirement obligations		128,153	125,090
Non-current derivative liabilities	18	52,539	18,843
Deferred income tax liabilities		399,986	399,109
		1,802,890	1,475,669
Equity
Share capital	14	3,433,327	3,413,365
Treasury stock		(11,966)	(19,263)
Contributed surplus		2,609,850	2,617,216
Accumulated other comprehensive income (loss)		45,186	(4,751)
Deficit		(2,304,364)	(2,488,420)
Total equity attributable to shareholders of the Company		3,772,033	3,518,147
Attributable to non-controlling interests		(9,784)	(6,182)
		3,762,249	3,511,965
		$5,565,139	$4,987,634
Subsequent events (Note 4)
Approved on behalf of the Board of Directors
    (signed) John Webster    Director        (signed) George Burns    Director

Date of approval: October 31, 2024

Please see the Condensed Consolidated Interim Financial Statements dated September 30, 2024 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Operations
For the three and nine months ended September 30, 2024 and 2023
(Unaudited – in thousands of U.S. dollars except share and per share amounts)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2024	2023	2024	2023
Revenue
Metal sales	9	$331,758	$244,828	$886,866	$701,636

Cost of sales
Production costs		141,225	115,502	392,040	341,347
Depreciation and amortization		64,056	62,983	177,973	189,422
		205,281	178,485	570,013	530,769

Earnings from mine operations		126,477	66,343	316,853	170,867

Exploration and evaluation expenses		8,310	6,288	16,129	16,758
Mine standby costs	10	3,198	3,382	7,821	11,999
General and administrative expenses		7,281	9,291	27,040	29,256
Employee benefit plan expense		1,115	1,277	3,153	3,496
Share-based payments expense	15	4,083	2,045	9,808	5,573
Write-down of assets		2	2,924	1,412	4,972
Foreign exchange loss (gain)		2,527	(1,726)	979	(15,480)
Earnings from operations		99,961	42,862	250,511	114,293

Other income	11	32,773	11,366	18,553	30,454
Finance costs	12	(3,476)	(8,910)	(10,529)	(27,053)
Earnings from continuing operations before income tax		129,258	45,318	258,535	117,694
Income tax expense	13	28,223	51,984	65,986	103,581
Net earnings (loss) from continuing operations		101,035	(6,666)	192,549	14,113
Net loss from discontinued operations, net of tax	4	(9,770)	(1,201)	(12,268)	(3,267)
Net earnings (loss) for the period		$91,265	$(7,867)	$180,281	$10,846

Net earnings (loss) attributable to:
Shareholders of the Company		94,971	(7,998)	184,056	12,207
Non-controlling interests		(3,706)	131	(3,775)	(1,361)
Net earnings (loss) for the period		$91,265	$(7,867)	$180,281	$10,846

Net earnings (loss) attributable to shareholders of the Company:
Continuing operations		101,113	(6,557)	192,691	14,361
Discontinued operations		(6,142)	(1,441)	(8,635)	(2,154)
		$94,971	$(7,998)	$184,056	$12,207

Net (loss) earnings attributable to non-controlling interests:
Continuing operations		(78)	(109)	(142)	(248)
Discontinued operations		(3,628)	240	(3,633)	(1,113)
		$(3,706)	$131	$(3,775)	$(1,361)

Weighted average number of shares outstanding:
Basic	14	204,520,670	202,471,872	203,770,089	191,786,143
Diluted	14	206,146,570	202,471,872	205,257,479	192,642,696

Net earnings (loss) per share attributable to shareholders of the Company:
Basic earnings (loss) per share		$0.46	$(0.04)	$0.90	$0.06
Diluted earnings (loss) per share		$0.46	$(0.04)	$0.90	$0.06

Net earnings (loss) per share attributable to shareholders of the Company - Continuing operations:
Basic earnings (loss) per share		$0.49	$(0.03)	$0.95	$0.07
Diluted earnings (loss) per share		$0.49	$(0.03)	$0.94	$0.07

Please see the Condensed Consolidated Interim Financial Statements dated September 30, 2024 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
For the three and nine months ended September 30, 2024 and 2023
(Unaudited – in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023

Net earnings (loss) for the period	$91,265	$(7,867)	$180,281	$10,846
Other comprehensive income (loss):
Items that will not be reclassified to earnings or loss:
Change in fair value of investments in marketable securities	2,739	3,375	57,984	30,872
Income tax expense on change in fair value of investments in marketable securities	(339)	(476)	(7,787)	(1,657)
Actuarial gains (losses) on employee benefit plans	413	(2,028)	(342)	(5,693)
Income tax (expense) recovery on actuarial losses on employee benefit plans	(96)	386	82	1,082
Total other comprehensive income for the period	2,717	1,257	49,937	24,604
Total comprehensive income (loss) for the period	$93,982	$(6,610)	$230,218	$35,450

Attributable to:
Shareholders of the Company	97,688	(6,741)	233,993	36,811
Non-controlling interests	(3,706)	131	(3,775)	(1,361)
	$93,982	$(6,610)	$230,218	$35,450

Please see the Condensed Consolidated Interim Financial Statements dated September 30, 2024 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Cash Flows
For the three and nine months ended September 30, 2024 and 2023
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2024	2023	2024	2023
Cash flows generated from (used in):
Operating activities
Net earnings (loss) from continuing operations		$101,035	$(6,666)	$192,549	$14,113
Adjustments for:
Depreciation and amortization		64,944	63,789	180,608	191,803
Finance costs	12	3,476	8,910	10,529	27,053
Interest income	11	(6,060)	(5,334)	(17,346)	(11,784)
Unrealized foreign exchange loss (gain)		1,797	(1,736)	3,134	(13,961)
Income tax expense	13	28,223	51,984	65,986	103,581
Loss (gain) on disposal of assets		273	(60)	830	707
Unrealized loss (gain) on derivative contracts	11	33,055	(5,957)	61,908	(14,979)
Write-down of assets		2	2,924	1,412	4,972
Realized loss (gain) on derivative contracts	11	39	(7)	(423)	(2)
Share-based payments expense	15	4,083	2,045	9,808	5,573
Non-cash gain on deferred consideration	5	(60,000)	—	(60,000)	—
Employee benefit plan expense		1,115	1,277	3,153	3,496
		171,982	111,169	452,148	310,572
Property reclamation payments		(926)	(583)	(2,419)	(2,539)
Employee benefit plan payments		(255)	(704)	(1,175)	(4,815)
Settlement of derivative contracts		(39)	7	423	2
Income taxes paid		(10,308)	(17,727)	(59,349)	(41,864)
Interest received		6,060	5,334	17,346	11,784
Changes in non-cash working capital	16	14,385	10,584	(18,575)	(49,872)
Net cash generated from operating activities of continuing operations		180,899	108,080	388,399	223,268
Net cash used in operating activities of discontinued operations	4	(75)	(84)	(293)	(15)

Investing activities
Additions to property, plant and equipment		(169,337)	(114,597)	(423,117)	(273,101)
Capitalized interest paid		(9,136)	(7,302)	(23,224)	(7,829)
Proceeds from the sale of property, plant and equipment		232	201	248	1,386
Value added taxes related to mineral property expenditures, net		(5,968)	(5,656)	(8,593)	(20,158)
Purchase of marketable securities and investment in debt securities		—	—	(11,130)	(633)
Decrease in term deposits		—	—	1,136	35,000
Net cash used in investing activities of continuing operations		(184,209)	(127,354)	(464,680)	(265,335)

Financing activities
Issuance of common shares for cash, net of share issuance costs		1,340	(62)	13,659	166,747
Contributions from non-controlling interests		—	—	173	265
Proceeds from Term Facility - commercial loans and RRF loans	8	92,207	43,529	218,810	114,737
Proceeds from Term Facility - VAT facility	8	18,034	8,517	37,340	9,052
Repayments of Term Facility - VAT facility	8	(15,473)	—	(30,962)	—
Term Facility loan financing costs		—	(102)	—	(17,274)
Term Facility commitment fees		—	—	(2,201)	(2,529)
Senior Secured Credit Facility refinancing costs		(2,072)	—	(2,222)	—
Interest paid		(7,986)	(10,063)	(17,875)	(27,762)
Principal portion of lease liabilities		(1,202)	(948)	(3,366)	(2,793)
Purchase of treasury stock		—	(1,131)	(958)	(1,131)
Net cash generated from financing activities of continuing operations		84,848	39,740	212,398	239,312

Net increase in cash and cash equivalents		81,463	20,382	135,824	197,230
Cash and cash equivalents - beginning of period		595,052	456,583	540,473	279,735
Change in cash in disposal group held for sale		75	(341)	293	(341)
Cash and cash equivalents - end of period		$676,590	$476,624	$676,590	$476,624

Please see the Condensed Consolidated Interim Financial Statements dated September 30, 2024 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Changes in Equity
For the three and nine months ended September 30, 2024 and 2023
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2024	2023	2024	2023
Share capital
Balance beginning of period		$3,431,267	$3,410,609	$3,413,365	$3,241,644
Shares issued upon exercise of share options		1,465	71	13,784	5,211
Shares issued upon exercise of performance share units		—	—	499	—
Transfer of contributed surplus on exercise of options		595	31	5,679	2,199
Shares issued in private placements, net of share issuance costs		—	(12)	—	66,764
Shares issued to the public, net of share issuance costs		—	(163)	—	94,718
Balance end of period	14	$3,433,327	$3,410,536	$3,433,327	$3,410,536

Treasury stock
Balance beginning of period		$(12,157)	$(14,821)	$(19,263)	$(20,454)
Purchase of treasury stock		—	(1,131)	(958)	(1,131)
Shares redeemed upon exercise of restricted share units		191	—	8,255	5,633
Balance end of period		$(11,966)	$(15,952)	$(11,966)	$(15,952)

Contributed surplus
Balance beginning of period		$2,607,572	$2,612,685	$2,617,216	$2,618,212
Share-based payment arrangements		3,064	2,523	7,067	4,797
Shares redeemed upon exercise of restricted share units		(191)	—	(8,255)	(5,633)
Shares redeemed upon exercise of performance share units		—	—	(499)	—
Transfer to share capital on exercise of options		(595)	(31)	(5,679)	(2,199)
Balance end of period		$2,609,850	$2,615,177	$2,609,850	$2,615,177

Accumulated other comprehensive income (loss)
Balance beginning of period		$42,469	$(18,937)	$(4,751)	$(42,284)
Other comprehensive income for the period attributable to shareholders of the Company		2,717	1,257	49,937	24,604
Balance end of period		$45,186	$(17,680)	$45,186	$(17,680)

Deficit
Balance beginning of period		$(2,399,335)	$(2,572,845)	$(2,488,420)	$(2,593,050)
Net earnings (loss) attributable to shareholders of the Company		94,971	(7,998)	184,056	12,207
Balance end of period		$(2,304,364)	$(2,580,843)	$(2,304,364)	$(2,580,843)
Total equity attributable to shareholders of the Company		$3,772,033	$3,411,238	$3,772,033	$3,411,238

Non-controlling interests
Balance beginning of period		$(6,078)	$(4,427)	$(6,182)	$(3,200)
(Loss) earnings attributable to non-controlling interests		(3,706)	131	(3,775)	(1,361)
Contributions from non-controlling interests		—	—	173	265
Balance end of period		$(9,784)	$(4,296)	$(9,784)	$(4,296)
Total equity		$3,762,249	$3,406,942	$3,762,249	$3,406,942

Please see the Condensed Consolidated Interim Financial Statements dated September 30, 2024 for notes to the accounts.